Exhibit 3.1

SEVENTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PIVOTAL SOFTWARE, INC.

ARTICLE I

The name of this corporation is Pivotal Software, Inc. (the “Company”).

ARTICLE II

The address of the registered office of the Company in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, DE 19808. The name of its registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

ARTICLE IV

The Company is authorized to issue 100 shares of stock, which shall be designated Common Stock, $0.01 par value.

ARTICLE V

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not limitation of the powers conferred by statute, the Board of Directors of the Company is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Company.

ARTICLE VI

The number of directors of the Company shall be fixed from time to time in a manner provided in the Bylaws or any amendment thereof duly adopted by the Board of Directors or by the stockholders. Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE VII

Except as set forth in Article VIII, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII

Except as set forth below, the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

The Company shall indemnify any director or officer to the fullest extent permitted by the DGCL, as amended from time to time. Notwithstanding the foregoing, the indemnification provided for in this article is not exclusive of any other rights to which those entitled to receive indemnification or reimbursement hereunder may be entitled under any bylaw of the Company, agreement, vote of stockholders or disinterested directors or otherwise.

To the fullest extent permitted by applicable law, this Company is also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which the DGCL permits this Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to this Company, its stockholders or others.

Any repeal or modification of any of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this Company with respect to any acts or omissions of such director, officer or agent occurring prior to such repeal or modification.